UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Rekor Systems, Inc.

(Name of Issuer)

Common Stock, par value 0.0001 per share

(Title of Class of Securities)

759419104

(CUSIP Number)

Avon Road Partners, L.P.

2811 Aquetong Road

New Hope, PA 18938

Attn: Robert A. Berman

(703) 953-3838

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759419104

1	NAME OF REPORTING PERSON

Avon Road Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,165,104
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,165,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,165,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

PN

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CUSIP No. 759419104

1	NAME OF REPORTING PERSON

Robert A. Berman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,100,219*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,165,104
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,100,219*
	10	SHARED DISPOSITIVE POWER

1,165,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,265,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*
14	TYPE OF REPORTING PERSON

IN

* Includes presently exercisable options to purchase 100,000 shares of Common Stock and warrants to purchase up to 1,000,000 shares of Common Stock. Percentage ownership is based on outstanding shares of 61,807,685 shares as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023, plus 1,100,000.

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CUSIP No. 759419104

This Amendment No. 8 (the “Amendment No. 8”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Avon Road Partners, L.P., a Delaware limited partnership (“Avon”) and Robert A. Berman, a United States Citizen (“Mr. Berman”, and collectively with Avon, the “Reporting Persons”) on September 7, 2017, relating to the beneficial ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Rekor Systems, Inc. (the “Company”).

This Amendment No. 8 amends the Schedule13D, as previously amended, as specifically set forth herein.

ITEM 5. Interest in Securities of the Issuer.

Item 5(c) is amended to add the following:

On June 16, 2023, Avon Road transferred as a gift 1,000,000 shares of Common Stock to a trust of which Avon Road is the beneficiary. The trustee of the trust is an unrelated party who has the sole power to vote and dispose of the shares of Common Stock. The gift to the trust was made for investment purposes.

After the gift, Mr. Berman beneficially owns 3,265,323 shares of Common Stock, or approximately 5.2% of the Company’s Common Stock, based on 61,807,685 shares as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023.

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CUSIP No. 759419104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2023

AVON ROAD PARTNERS, L.P.

By:	Robert A. Berman, its General Partner

By:	/s/ Robert A. Berman
	Name:	Robert A. Berman
	Title:	General Partner

/s/ Robert A. Berman
ROBERT A. BERMAN, INDIVIDUALLY

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